Exhibit (a)(2)

Form of email to be sent to eligible U.S. employees upon commencement of the offer from Andrea Guerra,
Chief Executive Officer of Luxottica Group S.p.A.

Dear Employee,

Today, I wish to announce that Luxottica, with the full support of our Board of Directors, will be offering you the opportunity to participate in an employee stock option reassignment program. The option reassignment program is available to employees who are resident in the United States and recognizes the essential contribution you make to Luxottica and the value of your dedication and experience to our Company’s future.

We are aware that you joined Luxottica for a career that would enable you to grow and thrive and to share in our mutual success. This is one reason why stock options are part of the compensation package that we try to offer to certain of our employees.

Over the past year, your hard work has enabled us to achieve all-time high consolidated sales, streamline costs and build a stronger Group overall, in the midst of what by all accounts has been a particularly challenging environment.  We can all be proud of the progress we have made. However, due to, among other reasons, the extreme turmoil and uncertainty in the financial markets, many of the currently outstanding options held by employees like you are “out-of-the-money,” and have been out-of-the-money for a considerable period of time.

During the course of today we will send you information and documentation relating to the stock option offer to reassign by email.  Printed copies will be made available to you upon request. You should read all of these documents carefully before you decide whether to participate in the offer. Participation is completely voluntary.

Participating in the offer involves risks that are discussed or referred to in the offer materials that will be distributed. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the stock option reassignment program. If you choose not to participate, you will retain your current options under their current terms and conditions.

This message is an introduction to the offer, but is not the offer itself and does not describe its terms and conditions, all of which are set forth and described in the documentation I refer to above.

Luxottica will always place the utmost importance on its valued employees and their welfare. The heart and soul of our Company is, without doubt, our human resource and we are truly confident that together, as a motivated and dedicated team of professionals and colleagues, we can take Luxottica to greater achievements and successes.

Finally, on behalf of the entire Group, I want to express to you our deep gratitude for your continued commitment to Luxottica and to our customers.

Sincerely,

Andrea Guerra